NO ACT
P.E 7-24-03
333-105209

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03030851

July 24, 2003

Benjamin F. Garmer, III, Esq.
Foley & Lardner
777 East Wisconsin Avenue, Suite 3800
Milwaukee, Wisconsin 53202-5306

Act Exchange Act of 1934
Section 13E
Rule 13e-4(f)(3)
Public Availability July 24, 2003

Re: The Journal Company
Incoming letter dated July 24, 2003

Dear Mr. Garmer:

This letter is in response to your letter dated July 24, 2003, as supplemented by conversations with the staff. We have attached a copy of your letter to avoid having to recite or summarize the facts set forth in your letter. Each defined term in our response has the same meaning as in your letter, unless otherwise noted.

Without necessarily concurring in your analysis, and based on your representations and the facts presented in your letter, the Division of Corporation Finance will not recommend that the Commission take enforcement action against The Journal Company under Rule 13e-4(f)(3) of the Securities Exchange Act of 1934 if The Journal Company conducts an issuer tender offer in the manner described in your letter.

In taking this no-action position, the Division, in addition to the policy considerations presented by your request, notes:

- the characteristics of the security holder base holding the class of securities that is the subject of the offer;
- the lack of a public market for the subject class of securities;
- the same specified Guaranteed Amount and Maximum Amount of securities will be sought from each security holder;
- to the extent some security holders do not tender their Guaranteed Amount, the Company will purchase additional shares from all other security holders that tender more than their Guaranteed Amount on a pro rata basis; and
- the offer is structured to treat all security holders of the subject class in an identical manner inasmuch as each is given the same opportunity to tender the same percentage of his or her shares and each is assured that a certain percentage of his or her shares will be purchased in the tender offer.

CRGH

This no-action position under Rule 13e-4(f) is based solely on the representations and facts presented in your letter. The transaction should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any facts or representations.

In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder, The Journal Company is responsible for complying with these and any other applicable provisions of the federal securities laws. The Division expresses no views with respect to any other issues the proposed transaction may raise, including but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

Sincerely,

Brian V. Breheny
Chief,
Office of Mergers & Acquisitions
Division of Corporation Finance

FOLEY & LARDNER
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foleylardner.com

WRITER'S DIRECT LINE
414.297.5675
bgarmer@foleylaw.com EMAIL

CLIENT/MATTER NUMBER
043825-0164

July 24, 2003

Mr. Brian V. Breheny, Esq.
Ms. Pam Carmody, Esq.
Mr. Nicholas Panos, Esq.
Division of Corporation Finance
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: The Journal Company

Ladies and Gentlemen:

On behalf of The Journal Company, a Wisconsin corporation (the "Company"), we are writing to request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action under Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the matter described below.

A. Requested Relief

The Company intends to commence an issuer tender offer under the provisions of Rule 13e-4 upon completion of an initial public offering it expects to complete in fall 2003. The Company believes that typical tender offer proration terms pursuant to Rule 13e-4(f)(3), with proration being based on shares tendered, could be of greater benefit to larger or more sophisticated shareholders that are more familiar with the mechanics of tender offers, and desires to structure the offer in a manner that will give all shareholders the same opportunity to tender the same percentage of his or her shares and assure each that a certain percentage of his or her shares will be purchased in the offer. The Company respectfully requests the concurrence of the Staff that the Staff will not recommend any enforcement action pursuant to Rule 13e-4(f)(3) if the Company effects an issuer tender offer for certain of its shares pursuant to which it offers to purchase only a specified percentage of each shareholder's shares with proration of tendered shares only for amounts tendered over a specified percentage.

B. Transaction Background

Journal Communications, Inc., a Wisconsin corporation ("JCI"), is a diversified media and communications company with operations in publishing, radio and television broadcasting, telecommunications and printing services. The Company is a wholly owned subsidiary of JCI. JCI's common stock is registered under Section 12(g) of the Exchange Act.

JCI has three shareholders of record. The Journal Employees' Stock Trust ("JESTA"), which was created under the Journal Employees' Stock Trust Agreement, dated May 15, 1937, as amended, currently owns 90% of the issued and outstanding common stock of JCI. JESTA is an employee stock trust created by Harry J. Grant, former chairman of JCI, to offer employees the opportunity to beneficially own equity interests of JCI. JESTA participants own units in JESTA, with each unit representing beneficial interest in one share of JCI's common stock. A unit, however, is different than a share of common stock. In general, a unit only can be sold to another employee, the Family Shareholders (as defined below) or to JCI, and all units are subject to mandatory offers to sell following retirement or other termination of employment and to restrictions on their resale. When a unitholder offers to sell units (either as a result of termination or otherwise), certain persons have the option to purchase the units at a formula-based option price in accordance with procedures and time periods prescribed in JESTA.

JCI's other two shareholders are Matex Inc., a Wisconsin corporation ("Matex"), and the Abert Family Journal Stock Trust (the "Abert Trust," and, together with Matex, the "Family Shareholders"). The owners of Matex and the beneficiaries of the Abert Trust are heirs of Harry J. Grant. Together, the Family Shareholders own 10% of the issued and outstanding common stock of JCI.

Historically, employee purchases of units have been financed through borrowings from local financial institutions, and JCI has supported employee ownership through payment of cash dividends to unitholders. As of March 23, 2003, employees and former employees had an aggregate of approximately $432.0 million in outstanding JESTA loans. In order to allow current unitholders to reduce their significant levels of employee debt, and also to create a capital structure that allows JCI to continue to build its businesses and pursue new opportunities for growth, JCI has decided to undertake a Permanent Capital Transaction (as defined below) that will include an initial public offering and the listing on the New York Stock Exchange of equity securities of the Company that will be freely transferable.

The Permanent Capital Transaction has four components. First, JCI will change its capital structure through a share exchange (the "Share Exchange") with the Company, pursuant to which each share of JCI's existing common stock will automatically be exchanged for a certain number of shares of class B common stock of the Company (with ten votes per share), and after which JCI will become a wholly-owned subsidiary of the Company. The Share Exchange is akin to a parent/subsidiary merger and is specifically permitted by the Wisconsin Business Corporation Law, which allows a corporation to acquire all of the shares of another business entity if the board of directors of each corporation approves a plan of share exchange and, if required, its shareholders also approve the plan of share exchange. The Share Exchange has been approved by the board of directors and sole shareholder of the Company and will be subject to approval by the shareholders and unitholders of JCI (who will also be given the opportunity to exercise dissenters' rights in connection with the Share Exchange). Under the terms of the articles of incorporation of the Company, the class B shares will be subject to conversion restriction periods, lasting 360 or 540 days, after which, generally, they may be converted into class A shares on a one-for-one basis. At all times, the class B shares can be offered for sale to eligible purchasers (including employee benefit plans of the Company and other Company employees) pursuant to the terms of the Company's articles of incorporation. In addition, immediately after effectiveness of the Share Exchange, the Family Shareholders will exchange approximately 41.5% of the class B shares they receive in the Share Exchange, as well as their rights under JESTA and their covenants under a shareholders agreement entered into with the Company and JCI, for shares of the Company's class C common stock, which have two votes per share.

Second, immediately following the completion of the Share Exchange, JCI will amend and terminate JESTA, which amendment and termination will explicitly permit the Share Exchange to occur and will eliminate a trust structure that is not appropriate for a publicly traded company. Upon termination of JESTA, the class B shares held by JESTA after the Share Exchange will be distributed to the former JESTA unitholders, who will thus become class B shareholders of the Company.

Third, immediately following completion of the Share Exchange and the amendment and termination of JESTA, JCI and the Company will effect an initial public offering of shares of class A common stock (the "Initial Public Offering"), which will have one vote per share, after which the class A shares will be listed on the New York Stock Exchange.

Fourth, the Company plans to use the net proceeds from the Initial Public Offering, as well as borrowings under its debt facility, to fund a cash tender offer to all holders of the class B shares (the "Tender Offer"); the Family Shareholders have agreed not to participate in the Tender Offer (the Share Exchange, the amendment and termination of JESTA, the Initial Public Offering and the Tender Offer are collectively referred to herein as the "Permanent Capital Transaction"). Since it would be impracticable to allow all of the large number of current JESTA unitholders to participate in the Initial Public Offering as selling shareholders, the primary objective of the Tender Offer will be to create a "synthetic secondary" to provide the JESTA unitholders with the opportunity to diversify their personal investment portfolios and the liquidity necessary to reduce their significant personal JESTA loans. As such, the Company currently anticipates that the price to be offered in the Tender Offer will be the Initial Public Offering price, but may be higher or lower than, or equal to, the then-current market price. The Company intends to commence the Tender Offer as soon as practicable after the Initial Public Offering. The Company would like any transaction to be fair to all of its shareholders, and would like to give all shareholders, regardless of their level of sophistication or relative size of their shareholdings, the same opportunity to sell approximately the same percentage of their shares on a voluntary basis (and thereby have the same opportunity to reduce their JESTA debt accordingly).

C. Employee-Ownership Culture

The common stock of JCI is owned primarily by its current and former officers and employees through ownership of units in JESTA. All units are subject to mandatory offers to sell upon termination of employment and to restrictions on their resale. In general, JESTA requires that an employee must offer to sell his or her units when he or she retires or otherwise terminates employment and that employees sell units only to certain classes of eligible purchasers. Generally, employees that retire may hold a pro rata share of their units for up to ten years after their retirement from the Company. Employees that are terminated as a result of corporate restructuring may hold a pro rata share of their units for up to five years, depending upon how long they have been a unitholder. Employees that terminate their employment for reasons other than retirement or from downsizing or restructuring are required to offer to sell all of their units immediately. JESTA further provides that, when a unitholder offers to sell units, certain persons may have the option to purchase the units at the formula option price in accordance with procedures and time periods that JESTA prescribes. Persons who may have the option to purchase units include employees designated by the President of the Company or the Board of Directors, the Family Shareholders and the Company.

JCI historically has encouraged its officers and employees to purchase units through a "rotation" system and to retain those units over time. JCI believes that, since the creation of JESTA in 1937, employee ownership has enabled it to attract and retain motivated people with a high level of commitment to its business and whose spirit of teamwork has significantly energized the company. JCI and the Company intend to continue to foster significant employee ownership through the creation of the class B shares and the restrictions on their transfer, and believe that the Permanent Capital Transaction will perpetuate the entrepreneurial culture where employees focus on business results and their ability to take personal responsibility for achievement of company goals.

D. Rule 13e-4(f)(3)

Rule 13e-4(f)(3) of the Exchange Act provides in relevant part that "[i]f the issuer or affiliate makes a tender offer for less than all of the outstanding equity securities of a class, and if a greater number of securities is tendered pursuant thereto than the issuer or affiliate is bound or willing to take up and pay for, the securities taken up and paid for shall be taken up and paid for as nearly as may be pro rata, disregarding fractions, according to the number of securities tendered by each security holder during the period such offer remains open."

The Company and JCI fear that it would be extremely difficult to explain the proration mechanics under Rule 13e-4(f)(3) to all of JCI's many unitholders, and that the more sophisticated or larger holders may be able to take advantage of the relatively complex proration rules to the detriment of the less sophisticated or smaller holders by tendering in excess of the number of shares that they ultimately desire to dispose of and having such number reduced through the operation of the normal proration rules. The Company and JCI believe that the operation of the proration rules may favor the larger or more sophisticated holders over smaller or less sophisticated holders, who will only tender the number of shares that they desire to sell to the Company without giving effect to the consequences of the proration rules. The Company and JCI believe that this result would defeat the purpose of the tender offer, which is to allow all holders to reduce their current levels of personal JESTA debt historically incurred to purchase units.

E. The Proposed Tender Offer

The Company proposes to commence the Tender Offer immediately upon completion of the Initial Public Offering. The Tender Offer has been envisioned as the second step in a "synthetic secondary" through which all shareholders would be able to sell the same percentage of their respective holdings, a goal that could not be accomplished by the ordinary route of a simple secondary offering because of the large number of shareholders. The simplest means of assuring this result would be an offer to purchase a specified percentage of each shareholder's holdings, and this is the approach the Company proposes to take.

The Company proposes to offer holders of its class B shares the opportunity to tender his or her shares of class B-1 common stock in two amounts. The first amount will be a number of shares of Class B-1 common stock up to a specified percentage of such holder's ownership of class B shares (the "Guaranteed Amount"). Each holder of class B shares will be assured that the Company will buy at least the Guaranteed Amount from him or her if he or she tenders such shares. The second amount will be a number of shares up to an additional percentage of such holder's ownership of class B common stock (the "Maximum Amount"), a portion or all of which the Company may purchase, but only if some shareholders tender fewer shares than their Guaranteed Amount.

In the Tender Offer, the Company will first acquire from each shareholder only those shares tendered up to the Guaranteed Amount. If, but only if, some shareholders tender fewer shares than their Guaranteed Amount, the Company will have excess capacity to purchase additional shares of class B common stock from shareholders who have tendered shares in excess of their Guaranteed Amount (but not greater than the Maximum Amount) (these shares in excess of the Guaranteed Amount and up to the Maximum Amount are referred to as a shareholder's "Excess Shares"). If such is the case, then the Company will use this excess capacity by acquiring additional shares from each shareholder with Excess Shares in an amount equal to the percentage of Excess Shares that the Company has capacity to acquire multiplied by each such holder's Excess Shares. We believe this approach with respect to Excess Shares is consistent with the Rule 13e-4(f)(3) approach of allocating shares pro rata based on the number of shares tendered.

The Tender Offer will be directed to the shares of class B common stock which will not be publicly traded after the Initial Public Offering. Neither the shares of class A common stock offered to the public in the Initial Public Offering nor the shares of class C common stock to be held by the Family Shareholders will participate in the Tender Offer. There will be no public trading market for the class B shares after the Initial Public Offering, although holders can offer to sell those shares to eligible purchasers (including primarily employee benefit plans of the Company and other Company employees) under the terms of the Company's articles of incorporation. The class B shares will be subject to restrictions on conversion that remain in effect until 360 days after the Initial Public Offering for the class B-1 common shares and 540 days for the class B-2 common shares. After the expiration of those restricted periods, the class B shares can be converted into class A shares on a one-for-one basis. At all times, the class B shares can be offered for sale to eligible purchasers pursuant to the terms of the Company's articles of incorporation. The class A shares will be listed on the New York Stock Exchange.

For purposes of determining the number of shares of class B common stock that each shareholder of record is eligible to tender, the Company will measure each shareholder's ownership of class B common stock as of the expiration date of the Tender Offer, which will be the record date for this purpose.

Since the inception of JESTA in 1937, JCI has maintained records of JESTA unit ownership and transfers through its internal stock office. Since JESTA units cannot be owned otherwise than by eligible owners under JESTA (primarily, JCI employees and retired employees), and are subject to strict limitations on transfer, the Company believes its internal record keeping procedures have historically provided a high degree of reliability in determining unit ownership. Similarly, shares of the Company's class B common stock will be held primarily by employees and retired employees of JCI following the Share Exchange, and will be subject to similar limitations on transfer as those historically applied to JESTA units. Prior to the Tender Offer commencing, JCI will have transferred the functions of its stock office, including record keeping for ownership and transfers of JESTA units (and, following the Share Exchange, ownership and transfer of class B shares), to its new transfer agent. Class B shares will be held exclusively in book-entry form on records kept by the transfer agent. Class B shares will not be held in "street name" and, as stated above, there will be no public trading market for the class B shares, although the class B shares will be convertible into class A shares after expiration of the applicable restriction periods. The Company believes that the book-entry record keeping maintained by a professional transfer agent, combined with the limitations on transfer of the class B shares, will allow the Company to reliably determine the number of class B shares owned by each class B shareholder at the time of the Tender Offer and, as a result, reliably determine the number of shares that each such shareholder will be eligible to tender.

As part of the proposed Tender Offer, each holder of class B shares will receive a statement that reflects the number of class B shares he or she owns, and each will be informed of the number of shares that he or she is eligible to tender. To the extent that a holder acquires additional class B shares during the Tender Offer period, such additional shares will be included in the calculation of the number of class B shares that such holder is eligible to tender. Shareholders will not benefit from tendering more than the Maximum Amount because the Company will reject any excess number of shares tendered.

As stated, the goal of the Tender Offer is to allow all class B shareholders to reduce their significant levels of JESTA debt previously incurred to purchase units. The Company and JCI believe this debt reduction is critical to maintain its employee-ownership heritage and associated benefits because, as unitholder debt increases, it will become increasingly difficult for JCI to continue to support employee interest payments on JESTA debt at historical levels while still having the necessary capital to continue to grow its businesses. Unitholders currently have varying levels of leverage with respect to their JESTA debt, with some holders leveraged at a rate of up to 80% loan-to-value. Unitholder leverage is generally not related to the size of any given unitholder's holdings. That is, many smaller unitholders are leveraged to a greater extent than larger holders. In addition, many of JCI's retired employees hold larger numbers of units than active employees and generally have less leverage. As a result, the Company anticipates that many of JCI's higher-leveraged unitholders would wish to participate in the tender offer in an amount greater than the aggregate of their respective Guaranteed Amounts. In addition, in order to ensure that unitholders have the opportunity to reduce their debt to acceptable levels, the Company believes it is critical that the Tender Offer mechanics provide certainty to those unitholders with respect to the relative percentage of shares they will be able to tender.

To further the Company's goal of allowing JESTA debt reduction, the Company intends to require that shareholders who choose to sell shares in the Tender Offer that are pledged to a bank as collateral for a JESTA loan must first contact their banks to arrange for a release of the shares. In such event, unless written instruction is given to the contrary by the shareholder and the bank, the proceeds from the sale of the pledged shares will be distributed to the JESTA bank (less 20% to be paid to the shareholder for use towards satisfying tax liabilities).

F. Analysis

As a result of these facts, if the Company were to take the usual proration approach under Rule 13e-4(f)(3) of prorating on the basis of shares tendered, the Company anticipates that smaller or less sophisticated shareholders may tender much smaller percentages of their respective holdings than will larger or more sophisticated holders, irrespective of their individual JESTA debt leverage levels. If the proration were conducted in the usual manner under Rule 13e-4(f)(3), holders who understood the proration mechanics and tendered all of their shares would have a greater portion of their tendered shares purchased, and would thus be able to sell a higher percentage of their respective holdings in the Tender Offer than those who did not fully comprehend the proration mechanics and tendered only that percentage of shares they wish to sell. This would not result in the flexibility or the certainty necessary to allow holders with higher levels of leveraged debt to benefit from the liquidity provided by the Tender Offer.

The Company would view this result -- one in which large or sophisticated shareholders were able to sell a greater percentage of their respective holdings than small or less sophisticated shareholders -- as unfair to its smaller or less sophisticated shareholders, and antithetical to its goal throughout this "synthetic secondary" process. We believe that, in these unusual circumstances, an offer structured as outlined above, in which the Company will offer to purchase only a specified percentage of each class B shareholder's shares with proration of tendered shares only for amounts tendered over the Guaranteed Amount (not to exceed the Maximum Amount), would be consistent with Rule 13e-4, the policies underlying the promulgation of Rule 13e-4 and positions taken by the Staff in analogous situations.

As set forth in Section IV(E)(4) of Release No. 34-16112, Rule 13e-4 is designed to ensure an opportunity for all securityholders to participate in an issuer tender offer without feeling pressured to tender:

> "The pro rata acceptance requirements of the Rule are based on the policy underlying Section 14(d)(6) of the Act, which was designed to allow all securities an opportunity to participate in the offer. Moreover, as a means reasonably designed to prevent fraudulent or deceptive conduct, the pro rata acceptance requirements are intended to prevent an issuer from pressuring security holders, who might otherwise assume that all tendered securities will be accepted on a first come, first served basis,

into making hasty, uninformed investment decisions."

Given the varying levels of JESTA debt and leverage of the current unitholders, we believe that the offer terms the Company is proposing in fact will enhance the likelihood that no holders will feel pressured to tender. By setting a Guaranteed Amount, shareholders will be allowed some certainty in tendering their shares. They will be assured that the Company will purchase at least the Guaranteed Amount from each shareholder, and they will not be forced to tender an unlimited number of shares of class B common stock to ensure that an adequate number will be accepted to achieve the reduction in debt and leverage they desire. The Company and JCI believe that the level of certainty provided by the proposed Tender Offer is critical to its goal of allowing all class B shareholders to reduce their significant levels of JESTA debt previously incurred to purchase units. Unlike many issuer tender offers that are made to a public shareholder base, the proposed Tender Offer will be conducted for the specific purpose of continuing to encourage employee ownership by reducing employee debt that has historically been supported by JCI dividends, and the Company believes that the normal proration mechanics under Rule 13e-4, which could advantage larger or more sophisticated holders irrespective of their debt and leverage levels, will not provide the level of certainty required to allow all shareholders the same opportunity to reduce their JESTA debt. In addition, the Company believes that larger or more sophisticated holders will not be disadvantaged by the proposed Tender Offer structure; they, like all class B shareholders, will be given the same opportunity to tender the same percentage of their shares, and will benefit from the certainty provided by the purchase of a guaranteed amount of shares in the Tender Offer.

We note the issuer tender offers by ARAMARK Corporation (File No. 005-42118), United Parcel Service, Inc. (File No. 005-57699), Reuters Holdings PLC (File No. 005-36888) and Imperial Oil Limited (File No. 005-35902).

In 2001, ARAMARK Corporation undertook an issuer tender offer for a guaranteed amount of each of its holders' shares of a class of non-publicly traded common stock, but each shareholder was allowed to tender up to an additional percentage of such holder's ownership in the same manner as the Company's proposed Tender Offer. If some shareholders did not tender all or a portion of their guaranteed amount, then ARAMARK divided that remainder pro rata among the shareholders who tendered additional shares up to their respective maximum amount. Similarly, in 2000, United Parcel Service, Inc., a Delaware corporation, undertook an issuer tender offer for up to a specified percentage of each of its holders' shares of a class of non-publicly traded common stock, rather than prorating tendered amounts among participating stockholders. Like the Company, ARAMARK and UPS had cultures of extensive employee ownership and sought to complete the issuer tender offer as a synthetic secondary after completing an initial public offering. The Company is motivated by the same desire to achieve an equitable result as ARAMARK and UPS - the sale of the same percentage of each shareholder's ownership in a process that does not advantage larger or more sophisticated holders.

We submit that the following factors that were present in the ARAMARK and UPS tender offers also exist in connection with the proposed issuer tender offer by the Company:

- the characteristics of the shareholder base holding the class of securities that is the subject of the tender offer (i.e., the Company's shareholder base, like ARAMARK's and UPS's, consists principally of employees and not large institutional investors);

- the lack of a public market for the subject class of securities (i.e., the class B shares will not be listed on a securities exchange or any quotation system or other market. Moreover, the class B shares that the Company will tender for will be restricted from conversion to the publicly traded class A shares for 360 or 540 days after completion of the Initial Public Offering. The Initial Public Offering will close in the period immediately preceding the Tender Offer);

- the same specified percentage of shares owned will be sought from each shareholder (i.e., the Company will offer to purchase from each holder of class B shares the Maximum Amount of such holder's class B shares, with each class B shareholder assured of the Company acquiring the Guaranteed Amount in the Tender Offer). To the extent that some class B shareholders do not tender the entirety of their Guaranteed Amounts, then the Company will acquire additional shares from shareholders that have tendered Excess Shares in an amount equal to the percentage of Excess Shares that the Company has capacity to acquire multiplied by each holder's Excess Shares. The concept of "Excess Shares" was also utilized by ARAMARK and, like ARAMARK, the Company believes that this second layer of the tender offer is consistent with the pro rata premise of Rule 13e-4(f)(3) and is an efficient means of increasing the amount of funds paid to class B shareholders in the Tender Offer, while maintaining the equality of treatment for all class B shareholders. Of course, like the ARAMARK situation, if all eligible holders tender their Guaranteed Amount, no Excess Shares will be acquired;

- the offer, by its terms, cannot be oversubscribed (beyond the Maximum Amount) (i.e., the Company will not acknowledge shares tendered in excess of the Maximum Amount as being validly tendered); and

- the offer is structured to treat all shareholders of the subject class identically inasmuch as each is given the same opportunity to tender the same percentage of his or her shares and each is assured that a certain percentage of his or her shares will be purchased in the Tender Offer.

We note that the Staff granted an exemption from Rule 13e-4(f)(3) in 1993 to Reuters Holdings PLC to permit the purchase of tendered ordinary shares up to an "entitled amount" and the purchase by Reuters of additional shares to the extent shareholders did not fully tender.

In 1996, Imperial Oil Limited, a Canadian corporation, undertook a "proportionate" issuer tender offer. In its proportionate offer, Imperial Oil purchased from each participating stockholder that number of shares necessary to maintain the stockholder's proportionate ownership interest in Imperial after giving effect to both the proportionate offer and a simultaneous Dutch auction tender offer. Imperial's offer to purchase did not state that the proportionate offer was required by Canadian law.

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If you require further information with respect to this matter or if you have any questions, please call me at (414) 297-5675, Russell E. Ryba at (414) 297-5668 or Peter C. Underwood at (414) 297-5630.

Very truly yours,

/s/ Benjamin F. Garmer, III

Benjamin F. Garmer, III